745 Seventh Avenue

 New York, NY 10019

 United States


CONFIDENTIAL

June 22, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re: Registration Statement on Form S-4 (Registration No.
333-258423)

To whom it may concern:

       Reference is made to the above-referenced registration statement (the Registration
Statement   ) of Aurora Acquisition Corp. (the    Issuer   ) under the
Securities Act of 1933, as amended
(the    Securities Act   ) with respect to a proposed business combination
involving a merger,
consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
Transaction   ). The
Registration Statement has not yet been declared effective as of the date of this letter.

         This letter is to advise you that, effective as of the date of this letter, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (i) required to be described under Paragraph (5) of Schedule A of the Securities Act or
(ii) for which consent is required under Section 7 of the Securities Act) with respect to the
Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates
(within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the
Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                       Very truly yours,

                                                       BARCLAYS CAPITAL INC.




                                                       By:
                                                       Name: Andrew Garcia
                                                       Title: Managing Director

29225864V2
                                  By:___________________________________
                                 Name: Tim Devine
                                 Title: Managing Director
Enclosures

cc:   Aurora Acquisition Corp.